UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 2 April, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Progress on share repurchase program KPN, dated 2 April 2007.

Press release

Progress on share repurchase program KPN	Date
2 April 2007

Number
024pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 26 March 2007 to 30 March 2007, it has repurchased 1,421,000 KPN ordinary shares at an average price of EUR 11.63. To date, approximately 13.7 % of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 3, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel